                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ---------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (Amendment No. __)


                             COMSHARE, INCORPORATED
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    205912108
                                 (CUSIP Number)

                                  PAUL D. BIRCH
                                PRESIDENT AND CEO
                        GEAC COMPUTER CORPORATION LIMITED
                         11 ALLSTATE PARKWAY, SUITE 300
                            MARKHAM, ONTARIO L3R 9T8
                                     CANADA
                                 (905) 475-0525
          (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 with copies to:
                          ROBERT W. SWEET, JR., ESQUIRE
                                 FOLEY HOAG LLP
                              155 SEAPORT BOULEVARD
                           BOSTON, MASSACHUSETTS 02210
                                 (617) 832-1160


                                  JUNE 22, 2003
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                        (Continued on following pages)

 CUSIP No.                        13D                          Page 2 of 6 Pages
 205912108

        1   NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Geac Computer Corporation Limited

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
            (a)  [X]
            (b)  [ ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

            WC

        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]

        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

        NUMBER OF      7   SOLE VOTING POWER
          SHARES           0
       BENEFICIALLY
         OWNED BY
          EACH
        REPORTING
        PERSON WITH

                       8   SHARED VOTING POWER

                           1,572,752 shares of Common Stock (See Item 5)

                       9   SOLE DISPOSITIVE POWER

                           0

                      10   SHARED DISPOSITIVE POWER

                           1,572,752 shares of Common Stock (See Item 5)

        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,572,752 shares of Common Stock (See Item 5)

        12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            15.0%  (See Item 5)

        14  TYPE OF REPORTING PERSON *

            CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.                        13D                          Page 2 of 6 Pages
 205912108

        1   NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Conductor Acquisition Corp.
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
            (a)  [X]
            (b)  [ ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

            AF

        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]

        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Michigan

         NUMBER OF     7   SOLE VOTING POWER
          SHARES           0
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH

                       8   SHARED VOTING POWER

                           1,572,752 shares of Common Stock (See Item 5)

                       9   SOLE DISPOSITIVE POWER

                           0

                      10   SHARED DISPOSITIVE POWER

                           1,572,752 shares of Common Stock (See Item 5)

        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,572,752 shares of Common Stock (See Item 5)

        12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            15.0%  (See Item 5)

        14  TYPE OF REPORTING PERSON *

            CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

      This statement relates to shares of common stock, par value $1.00 per share (the "Shares"), of Comshare, Incorporated, a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 555 Briarwood Circle, Ann Arbor, Michigan 48108, and its telephone number is (313) 994-4800.

ITEM 2.           IDENTITY AND BACKGROUND

      This statement is filed by Geac Computer Corporation Limited, a corporation organized under the Canada Business Corporations Act ("Geac"), and by Conductor Acquisition Corp., a Michigan corporation ("Purchaser" and together with Geac, the "Reporting Persons") and an indirect wholly owned subsidiary of Geac.

      Geac was incorporated in 1971. Geac's common shares are listed on the Toronto Stock Exchange under the symbol GAC. The principal executive offices of Geac and Purchaser are located at 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada and the telephone number is (905) 475-0525. Geac is a global provider of business-critical software applications and systems. Geac is organized around two business groups: its Enterprise Application systems group and its Industry Specific Applications group. The Enterprise Application Systems group serves global and medium-sized enterprises by providing software systems that form the backbone of their information technology infrastructures. The Enterprise Applications Systems group offers enterprise resource planning systems that consist of integrated business applications for accounting, financial administration and human resource functions, as well as for manufacturing, distribution and supply chain management. The Industry Specific Applications group provides industry-specific business applications that are used by customers in the restaurant, construction, property management, library and real estate industries, and by government and public safety agencies, to manage their businesses and operations.

      Conductor Acquisition Corp. was formed by Geac for the specific purpose of being a party to the Merger Agreement and making the Offer (each as defined below). Purchaser has not conducted any other business to date. On the date hereof, Purchaser is an indirect wholly owned subsidiary of Geac and, following the Merger (as defined below), the Company will be an indirect wholly owned subsidiary of Geac.

      (a), (b) and (c) For information with respect to the identity and background of each executive officer and director of Geac and Purchaser, see Schedules I and II attached hereto, respectively.

      (d) and (e) During the last five years, neither of Geac nor Purchaser, nor, to the best of their knowledge, any person identified in Schedules I or II has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

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      Purchaser intends to purchase all Shares outstanding pursuant to the Offer and the Merger, including the 1,572,752 Shares that are the subject of this report. Geac estimates that the total amount of funds required to purchase all Shares pursuant to the Offer and Merger and to pay to the holders of outstanding Comshare stock options the amounts required under the Merger Agreement will be approximately $52 million. Geac will ensure that sufficient funds are available to acquire all of the outstanding Shares pursuant to the Offer and the Merger and to pay all amounts required to be paid to the holders of outstanding
Comshare stock options. The Offer is not conditioned upon Geac's or Purchaser's ability to finance the purchase of Shares pursuant to the Offer.

ITEM 4.           PURPOSE OF TRANSACTION.

      See Item 6.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser and Geac, by reason of the execution and delivery of the Voting and Tender Agreements referenced in Item 6 below, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 1,572,752 Shares, representing approximately 15% of the outstanding Shares. Except as set forth in this Item 5, neither Geac nor Purchaser, nor any person controlling Geac or Purchaser, nor, to the best of their knowledge, any person identified on Schedules I or II hereto, owns beneficially any Shares.

      (b) Neither Purchaser nor Geac has the sole power to vote or to direct the vote of any Shares. Neither Purchaser nor Geac has the sole power to dispose or to direct the disposition of any Shares. As a result of the execution and delivery of the Voting and Tender Agreements (as defined below), Purchaser and Geac may be deemed to have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 1,572,752 Shares.

      (c) Except for the execution and delivery of the Voting and Tender Agreements and the Merger Agreement referenced in Item 6 below, no transactions in Shares were effected by Purchaser or Geac during the 60 days prior to the date hereof.

      (d) Inapplicable.

      (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      On June 22, 2003, Geac, Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, Purchaser to commence a tender offer (the "Offer") for all outstanding Shares, followed by the merger of Purchaser with and into the Company (the "Merger" and, together with the Offer, the "Transactions"), with the Company to continue as the surviving corporation, all subject to the terms and conditions set forth in the Merger Agreement. As a result of the Merger, the Company will become an indirect wholly owned subsidiary of Geac.

      Consummation of the Transactions is subject to the satisfaction or waiver (if permissible) of a number of conditions, including that: the Company's shareholders validly tender and do not properly withdraw before the expiration date of the Offer that number of Shares which, together with any other Shares then owned by Geac, Purchaser or any affiliate of Geac or Purchaser on the date such Shares are purchased, constitutes at least a majority of the total outstanding Shares of the Company, calculated on a fully diluted basis; the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated; and the Merger Agreement has not been terminated according to its terms.

            As an inducement and a condition to Geac entering into the Merger Agreement, Geac and Purchaser entered into a Voting and Tender Agreement, each dated as of June 22, 2003 (the "Voting and Tender Agreements"), with Dennis G. Ganster and with Codec Systems Limited and Anthony Stafford (the "Voting Agreement Signatories"). As of June 22, 2003, the Voting Agreement Signatories together have voting and dispositive control over 1,572,752 Shares, representing approximately 15% of the outstanding Shares. Pursuant to the Voting and Tender Agreements, each Voting Agreement Signatory has agreed to tender his or its Shares in the Offer not later than one business day prior to the expiration date of the Offer and not to withdraw such Shares once tendered. Each Voting Agreement Signatory has also agreed to vote his or its Shares (a) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (c) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger. In addition, under the Voting and Tender Agreements (so long as they remain in effect), each Voting Agreement Signatory has granted an irrevocable proxy to and appointed Geac as such Voting Agreement Signatory's proxy and attorney-in-fact to vote, act by written consent or grant a consent, proxy or approval in respect of all Shares held by the Voting Agreement Signatory with respect to such vote or action by written consent, solely for the purposes of voting in favor of the Merger, the Merger Agreement (as amended from time to time, except for an amendment that would result in termination of the Voting and Tender Agreement pursuant to the terms thereof) and any of the transactions contemplated by the Merger Agreement.

      The agreements contained in each Voting and Tender Agreement shall terminate automatically upon the earliest to occur of (a) an amendment or modification to or waiver under the Merger Agreement, including the terms and conditions of the Offer, that would be economically adverse to the Voting Agreement Signatory, (b) the termination of the Merger Agreement, (c) the completion of the Merger, or (d) December 31, 2003.

      The summary contained in this Statement on Schedule 13D of certain provisions of the Merger Agreement and the Voting and Tender Agreements is qualified in its entirety by reference to the Merger Agreement and the Voting and Tender Agreements, copies of which were filed as Exhibits (d)(3), (d)(4) and (d)(5), respectively, to the Tender Offer Statement on Schedule TO, with respect to the Company, filed by Geac and Purchaser on July 1, 2003, and which are hereby incorporated herein by reference.

      Except for the Merger Agreement and the Voting and Tender Agreements, to the best of Geac's or Purchaser's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Geac, Purchaser or the Voting Agreement Signatories or any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of June 22, 2003, among Geac, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on July 1,
2003).

Exhibit 2 Voting and Tender Agreement, dated as of June 22, 2003, among Geac, Purchaser and Dennis G. Ganster (incorporated herein by reference to Exhibit
(d)(4) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on July 1, 2003).

Exhibit 3 Voting and Tender Agreement, dated as of June 22, 2003, among Geac, Purchaser, Codec Systems Limited and Anthony Stafford (incorporated herein by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on July 1, 2003).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

                              GEAC COMPUTER CORPORATION LIMITED

                              July 1, 2003
                              ------------------------------------
                              (Date)

                              /s/ Charles S. Jones
                              ------------------------------------
                              (Signature)

                              Charles S. Jones, Chairman
                              ------------------------------------
                              (Name/Title)



                              CONDUCTOR ACQUISITION CORP.

                              July 1, 2003
                              ------------------------------------
                              (Date)

                              /s/ Charles S. Jones
                              ------------------------------------
                              (Signature)


                              Charles S. Jones, Chairman
                              ------------------------------------
                              (Name/Title)

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

Exhibit 1 Agreement and Plan of Merger, dated as of June 22, 2003, among Geac, Purchaser and the Company (incorporated herein by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on
July 1, 2003).

Exhibit 2 Voting and Tender Agreement, dated as of June 22, 2003, among Geac, Purchaser and Dennis G. Ganster (incorporated herein by reference to Exhibit
(d)(4) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on July 1, 2003).

Exhibit 3 Voting and Tender Agreement, dated as of June 22, 2003, among Geac, Purchaser, Codec Systems Limited and Anthony Stafford (incorporated herein by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on July 1, 2003).

                           SCHEDULE I TO SCHEDULE 13D

                       GEAC COMPUTER CORPORATIONS LIMITED

      Information on the directors and executive officers of Geac is incorporated herein by reference to Schedule I of Exhibit (a)(1)(a) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on July 1, 2003.

                           SCHEDULE II TO SCHEDULE 13D

                           CONDUCTOR ACQUISITION CORP.

      Information on the directors and executive officers of Purchaser is incorporated herein by reference to Schedule II of Exhibit (a)(1)(a) to the Tender Offer Statement on Schedule TO filed by Geac and Purchaser on July 1, 2003